Exhibit 12.2

CONSUMERS ENERGY COMPANY

Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

			In Millions, Except Ratios
Years Ended December 31	2013	2012	2011	2010	2009
Earnings as defined[1]
Pretax income from continuing operations	$880	$736	$734	$688	$456
Exclude equity basis subsidiaries	-	-	-	-	-
Fixed charges as defined	269	269	287	296	313
Earnings as defined	$1,149	$1,005	$1,021	$984	$769
Fixed charges as defined[1]
Interest on long-term debt	$237	$232	$251	$246	$250
Estimated interest portion of lease rental	21	21	18	16	17
Other interest charges	11	16	18	34	46
Fixed charges as defined	269	269	287	296	313
Preferred dividends	3	3	3	3	3
Combined fixed charges and preferred dividends	$272	$272	$290	$299	$316
Ratio of earnings to fixed charges	4.27	3.74	3.56	3.32	2.46
Ratio of earnings to combined fixed charges and preferred dividends	4.22	3.69	3.52	3.29	2.43

NOTES:

1     Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.